Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited - in thousands)

	Year ended December 31,
	2016	2015	2014	2013	2012
Earnings (loss):
(Loss) income before income taxes	$(57,333)	$(58,748)	$(41,223)	$410	$2,960

Fixed charges to add to earnings:
Interest expense	12,219	6,883	3,546	58	63
Amortization of debt issuance costs	1,140	993	562	—	—
Rent interest factor (1)	977	905	528	477	395
Total fixed charges	14,336	8,781	4,636	535	458
(Loss) earnings before income taxes and fixed charges	$(42,997)	$(49,967)	$(36,587)	$945	$3,418
Ratio of earnings to fixed charges (2)	(3.0)	(5.7)	(7.9)	1.8	7.5

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(1)	Approximately one-third of rental expense is deemed representative of the interest factor.

(2)	For 2016, 2015 and 2014, our earnings were insufficient to cover fixed charges by $57.3 million, $58.7 million and $41.2 million, respectively.